

Mail Stop 4720

July 2, 2009

Via US Mail and Facsimile to (860) 928-2147

Robert J. Halloran, Jr.
President and Treasurer
PSB Holdings, Inc.
40 Main Street
Putnam, CT 06260

>   **Re: PSB Holdings, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2008**
>   **Form 10-Q for the quarter ended September 30, 2008**
>   **Form 10-Q for the quarter ended December 31, 2008**
>   **Form 10-Q for the quarter ended March 31, 2009**
>   **File No. 000-50970**

Dear Mr. Halloran:

We have reviewed your response letter dated June 15, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Non-Performing Assets, page 11

1.   We note commercial loans are evaluated for non-accrual status on a case-by-case basis. Please provide us with the average delinquency of a commercial loan when placed on non-accrual status.

Form 10-Q for the quarter ended March 31, 2009

Note 8 – Allowance for Loan Losses, page 13

2.   We note your response to comment two from our letter dated June 3, 2009. Specifically, you state that a current appraisal on collateral securing residential and commercial real estate loans is generally completed within a range of six months to one year of the last appraisal. Please tell us in further detail the alternative procedures performed to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, we note on page 31 of the Form 10-Q there was one commercial loan charge-off for $400,000 during 2009. If this loan was collateral dependent please use it as an example to provide us with a detail discussion and timeline of the process to determine non-accrual status and appraisal date for commercial real estate loans. If this loan was not collateral dependent, please provide us with the following information for your five largest non-accrual commercial real estate loans:

   o Outstanding loan balance and specific allowance for the single loan at 6/30/08 and 9/30/08;
   o Date of the loan origination and loan term;
   o Number of days past due when the loan was put on non-accrual status; and
   o Date of the last appraisal and deficiency between the last appraisal and the original appraisal.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure, and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492.

Sincerely,

John P. Nolan
Senior Asst Chief Accountant